Exhibit 99.3

NuCana Reports First Quarter 2026 Financial Results and Provides Business Update

Final Data from Phase 2 Expansion Study of NUC-7738 Expected in 2026

NUC-7738 Receives FDA IND Clearance: Planned Initial Studies to Focus on Melanoma

Advancing Additional Indications and Combination Strategies

Cash Runway Expected to Extend into 2029

Edinburgh, United Kingdom, May 14, 2026 (GLOBE NEWSWIRE) - NuCana plc (NASDAQ: NCNA) (“NuCana” or the “Company”) today announced financial results for the first quarter ended March 31, 2026 and provided an update on its clinical development program with its two lead anti-cancer medicines.

“We are pleased to report continued progress in the first quarter of 2026 as NUC-7738 advances towards important clinical and regulatory milestones,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “During the quarter, we continued to advance enrollment for our Phase 2 NuTide:701 expansion study evaluating NUC-7738 in combination with Keytruda® (pembrolizumab) in patients with PD-1 inhibitor-resistant metastatic melanoma. The clinical activity and favorable safety profile previously reported, including confirmed objective responses and prolonged disease control, continue to support the therapeutic potential of NUC-7738 in this patient population, and we look forward to reporting final data from this study, which is expected later in 2026.”

“We are also delighted to announce that the U.S. Food and Drug Administration (the “FDA”) cleared our Investigational New Drug application (“IND”) for NUC-7738 in April 2026. This important milestone enables clinical investigation of NUC-7738 in the United States and we expect our initial focus will be in patients with melanoma. We look forward to advancing our dialogue with the FDA to determine the optimal pathway toward a potential registrational strategy for NUC-7738 in melanoma.”

Mr. Griffith continued, “Beyond our near-term, anticipated milestones in melanoma, we are actively exploring opportunities to broaden the clinical utility of NUC-7738 through additional indications and combination strategies. The mechanism of action of NUC-7738, disrupting RNA polyadenylation and targeting multiple aspects of the tumor microenvironment, positions it as a potentially versatile agent across a range of tumor types, and we are encouraged by the scientific rationale supporting its evaluation in new settings. We believe these efforts have the potential to significantly expand the long-term value of NUC-7738 for patients and for NuCana.”

Mr. Griffith concluded, “Our strong balance sheet, with cash resources expected to fund operations into 2029, provides us with the financial flexibility to execute on our strategic priorities and advance our pipeline. We look forward to achieving important anticipated milestones throughout the remainder of 2026.”

2026 Anticipated Milestones

•	NUC-7738

•	Complete patient recruitment in the Phase 2 expansion study (NuTide:701) evaluating NUC-7738 in combination with pembrolizumab in patients with PD-1 inhibitor-resistant melanoma;

•	Announce final data from the Phase 2 expansion study (NuTide:701) of NUC-7738 in combination with pembrolizumab in patients with PD-1 inhibitor-resistant melanoma;

•	Obtain regulatory guidance from the FDA regarding a potential registrational strategy for NUC-7738 in melanoma; and

•	Advance evaluation of additional indications and combination strategies.

•	NUC-3373

•	Complete evaluation of optimal combinations and indications to inform potential future clinical studies of NUC-3373.

First Quarter 2026 Financial Highlights and Cash Position

As at March 31, 2026, NuCana had cash and cash equivalents of £21.5 million compared to £24.3 million at December 31, 2025. NuCana anticipates its cash and cash equivalents at March 31, 2026 will be sufficient to fund its planned operations into 2029.

NuCana reported a net loss of £3.9 million for the quarter ended March 31, 2026, as compared to a net loss of £2.5 million for the quarter ended March 31, 2025. The net loss for the quarter ended March 31, 2026 included non-cash share-based payment expenses of £1.9 million (2025: £0.3 million).

Basic and diluted loss per ordinary share was £0.00 for the quarter ended March 31, 2026, as compared to a loss per ordinary share of £0.02 for the comparable quarter ended March 31, 2025.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-7738 and NUC-3373. NUC-7738 is a novel anti-cancer agent that disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. NUC-7738 is in the Phase 2 part of a Phase 1/2 study which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma. NUC-3373 is a targeted thymidylate synthase (“TS”) inhibitor designed to overcome key pharmacological limitations associated with other TS inhibitors. NUC-3373 has recently been evaluated in a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer, and NuCana is currently evaluating further characterization of mode of action and target indications for further clinical studies of NUC-3373.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of the Company. All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-7738 and NUC-3373; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash and cash equivalents to fund its planned operations into 2029. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, our ability to raise additional capital sufficient to fund our planned operations and the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission (“SEC”) on March 19, 2026, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended March 31,
	2026	2025
	(in thousands, except per share data)
	£	£
Research and development expenses	(3,213)	(1,725)
Administrative expenses	(1,568)	(1,067)
Net foreign exchange gains (losses)	363	(59)

Operating loss	(4,418)	(2,851)
Finance income	143	25

Loss before tax	(4,275)	(2,826)
Income tax credit	410	353

Loss for the period attributable to equity holders of the Company	(3,865)	(2,473)

Basic and diluted loss per ordinary share	(0.00)	(0.02)

Unaudited Condensed Consolidated Statements of Financial Position As At

	March 31, 2026	December 31, 2025
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	2,224	2,198
Property, plant and equipment	641	658
Deferred tax asset	122	117

	2,987	2,973
Current assets
Prepayments, accrued income and other receivables	869	849
Current income tax receivable	2,168	1,761
Cash and cash equivalents	21,529	24,251

	24,566	26,861

Total assets	27,553	29,834

Equity and liabilities
Capital and reserves
Share capital and share premium	189,586	189,586
Other reserves	83,953	87,075
Accumulated deficit	(251,172)	(252,334)

Total equity attributable to equity holders of the Company	22,367	24,327

Non-current liabilities
Provisions	58	58
Lease liabilities	647	656

	705	714
Current liabilities
Trade payables	673	522
Payroll taxes and social security	138	99
Accrued expenditure	3,637	4,152
Lease liabilities	33	20

	4,481	4,793
Total liabilities	5,186	5,507

Total equity and liabilities	27,553	29,834

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Three Months Ended March 31,
	2026	2025
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(3,865)	(2,473)
Adjustments for:
Income tax credit	(410)	(353)
Amortization and depreciation	68	67
Finance income	(143)	(25)
Interest expense on lease liabilities	12	3
Share-based payments	1,887	258
Net foreign exchange (gains) losses	(380)	101

	(2,831)	(2,422)
Movements in working capital:
Increase in prepayments, accrued income and other receivables	(26)	(309)
Increase (decrease) in trade payables	151	(302)
Decrease in payroll taxes, social security and accrued expenditure	(476)	(1,075)

Movements in working capital	(351)	(1,686)

Cash used in operations	(3,182)	(4,108)

Net income tax received	—	999

Net cash used in operating activities	(3,182)	(3,109)

Cash flows from investing activities
Interest received	149	28
Payments for intangible assets	(77)	(39)

Net cash from (used in) investing activities	72	(11)

Cash flows from financing activities
Payments for lease liabilities	(7)	(20)
Proceeds from exercise of share options	—	1
Proceeds from issue of share capital	—	475
Share issue expenses	—	(14)

Net cash (used in) from financing activities	(7)	442

Net decrease in cash and cash equivalents	(3,117)	(2,678)
Cash and cash equivalents at beginning of period	24,251	6,749

Effect of exchange rate changes on cash and cash equivalents	395	(118)

Cash and cash equivalents at end of period	21,529	3,953

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131-357-1111

info@nucana.com

ICR Healthcare

Chris Brinzey

+1 339-970-2843

Chris.Brinzey@ICRHealthcare.com